Exhibit 99.1 Gold Fields Limited Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) DEALINGS IN SECURITIES In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited (the “Listings Requirements”) the Company hereby advises that directors and prescribed officers of Gold Fields, and directors of major subsidiaries of the Company accepted their conditional Performance Shares (“PS”) which were awarded in terms of the Gold Fields 2012 Share Plan (“Scheme”) as amended. The PS are effective as at 1 March 2024 and have a three-year vesting period. The price per share at allocation was the 3-day VWAP from 27 February to 29 February 2024 as defined in the Scheme. Vesting of the PS will be determined by the Company after achieving pre-determined performance conditions measured over a three-year performance period from 1 January 2024 to 31 December 2026. Accordingly, the following trades are announced: Name of Director, Prescribed Officer, Director of Major subsidiary MJ Fraser Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 28 May 2024 Number of Shares Awarded 63,769 Market Price per share R244.6340 Total Value R15,600,066 Vesting Period The award vests after the end of the performance period (31 December 2026) subject to achieving pre- determined performance conditions. Name Prescribed Officer, Director of Major subsidiary M Preece Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 28 May 2024 Number of Shares Awarded 58,560 Market Price per share R244.6340 Total Value R14,325,767 Vesting Period The award vests after the end of the performance period (31 December 2026) subject to achieving pre- determined performance conditions. Name of Director, Prescribed Officer, Director of Major subsidiary BL Mokoatle Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 28 May 2024

Exhibit 99.1 Number of Shares Awarded 28,438 Market Price per share R244.6340 Total Value R6,956,902 Vesting Period The award vests after the end of the performance period (31 December 2026) subject to achieving pre- determined performance conditions. Name of Director, Prescribed Officer, Director of Major subsidiary L Rivera Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 28 May 2024 Number of Shares Awarded 29,554 Market Price per share R244.6340 Total Value R7,229,913 Vesting Period The award vests after the end of the performance period (31 December 2026) subject to achieving pre- determined performance conditions. Name of Director, Prescribed Officer, Director of Major subsidiary KM Carter Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 28 May 2024 Number of Shares Awarded 42,892 Market Price per share 244.6340 Total Value R10,492,842 Vesting Period The award vests after the end of the performance period (31 December 2026) subject to achieving pre- determined performance conditions. Name of Director, Prescribed Officer, Director of Major subsidiary J Magagula Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 28 May 2024 Number of Shares Awarded 25,852 Market Price per share R244.6340 Total Value R6,324,278 Vesting Period The award vests after the end of the performance period (31 December 2026) subject to achieving pre- determined performance conditions. Name of Director, Prescribed Officer, Director of Major subsidiary NA Chohan Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares

Exhibit 99.1 Nature of interest Direct and Beneficial Transaction Date 28 May 2024 Number of Shares Awarded 32,085 Market Price per share R244.6340 Total Value R7,849,082 Vesting Period The award vests after the end of the performance period (31 December 2026) subject to achieving pre- determined performance conditions. Name of Director, Prescribed Officer, Director of Major subsidiary F Swanepoel Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 28 May 2024 Number of Shares Awarded 42,237 Market Price per share R244.6340 Total Value R10,332,606 Vesting Period The award vests after the end of the performance period (31 December 2026) subject to achieving pre- determined performance conditions. In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained. 28 May 2024 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd